UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

iBio, Inc.

(Name of Issuer)

COMMON, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

451033104

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 415033104	13D	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 27,244,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 27,244,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,244,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 415033104	13D	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 27,244,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 27,244,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,244,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 415033104	13D	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 27,244,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 27,244,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,244,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 415033104	13D	Page 5 of 7

Item 1.  Security and Issuer.

This Amendment No. 6 to Schedule 13D relates to the common stock of iBio, Inc. (the “Issuer”), whose principal executive offices are located at 9 Innovation Way Suite 100 Newark, DE 19711 United States.

Item 2.  Identity and Background.

This Amendment No. 6 to Schedule 13D is being filed by Eastern Capital Limited, Portfolio Services Ltd. and Kenneth B. Dart (collectively, the “Reporting Persons”).

Eastern Capital Limited, 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, BWI, a Cayman Islands corporation, is an investment entity that owns the shares of the Issuer’s common stock and warrants to purchase common stock reported in this Schedule 13D. Kenneth B. Dart and Mark R. VanDevelde are directors of Eastern Capital Limited.

Portfolio Services Ltd., 10 Market Street #773, Camana Bay, Grand Cayman, KY1-9006, Cayman Islands, BWI, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Eastern Capital Limited. Kenneth B. Dart and Mark R. VanDevelde are directors of Portfolio Services Ltd.

Kenneth B. Dart, P. O. Box 31300 SMB, Grand Cayman, Cayman Islands, BWI, a British Overseas Territory Citizen / Cayman Islands and businessman, is the beneficial owner of all of the outstanding stock of Portfolio Services Ltd.

In the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds used to acquire the shares of the Issuer’s common stock and warrants was the working capital of Eastern Capital Limited.

Item 4.  Purpose of Transaction.

Pursuant to a Share Purchase Agreement (the “Initial Purchase Agreement”) and following approval by the New York Stock Exchange, the Reporting Persons have acquired 3,500,000 shares of Common Stock at a price per share of $0.6222, and simultaneously exercised warrants already owned by the Reporting Persons to acquire 1,784,000 shares of Common Stock at an exercise per share of $0.53.

Item 5.  Interest in Securities of the Issuer.

Item 5(a)–(b)

Eastern Capital Limited beneficially owns 27,244,000 shares of the Issuer’s common stock, representing 33.0% of the Issuer’s outstanding common stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd. and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 27,244,000 shares of the Issuer’s common stock, representing 33.0% of the Issuer’s outstanding common stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

CUSIP No. 415033104	13D	Page 6 of 7

 Item 5(a)–(b)

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 27,244,000 shares of the Issuer’s common stock, representing 33.0% of the Issuer’s outstanding common stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

Item 5(c)

In addition to the acquisition of 3,500,000 shares of Common Stock disclosed in Item 4, pursuant to an additional Share Purchase Agreement (the “Second Purchase Agreement” and together with the Initial Purchase Agreement, the “Purchase Agreements”) executed on January 13, 2016, the Reporting Persons have also agreed to purchase an additional 6,500,000 shares of Common Stock subject to shareholder approval at a Special Meeting of the shareholders to be convened in April 2016.

Coincident with the execution of the Purchase Agreements on January 13, 2016, an affiliate of the Reporting Persons entered into a contract manufacturing joint venture with the Issuer and contributed $15,000,000 cash in exchange for 30% membership interest in the joint venture, a recently formed subsidiary of the Issuer, iBio CMO LLC, with the remaining 70% membership interest retained by Issuer. In connection with the joint venture, an affiliate of the Reporting Persons has entered into a 35-year agreement with iBio CMO LLC to sublease an existing building containing approximately 139,000 square feet of area located in Bryan, Texas.

Items 5(d) and (e) - Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Second Purchase Agreement, the Reporting Persons have agreed to a three-year standstill that provides, unless invited in writing with the approval of a majority of the whole Board of Directors, the Reporting Persons will not acquire beneficial ownership of additional shares of Common Stock such that to the extent that, following such acquisition, the Reporting Persons would beneficially own in excess of 38% of the Issuer’s outstanding shares of Common Stock.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Form of Warrant (Incorporated herein by reference to Exhibit 4.1 to the Issuer’s 8-K filed with the U.S. Securities and Exchange Commission on April 23, 2013).

Exhibit 3.1 – - Share Purchase Agreement, dated January 13, 2016, between iBio, Inc. and Eastern Capital Limited, for the purchase of 3,500,000 shares of common stock (Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on January 14, 2016.

Exhibit 3.2 - Share Purchase Agreement, dated January 13, 2016, between iBio, Inc. and Eastern Capital Limited, for the purchase of 6,500,000 shares of common stock (Incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on January 14, 2016.

CUSIP No. 415033104	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
01/27/2016 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
01/27/2016 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
01/27/2016 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title